UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

TransAlta Corporation
(Name of Issuer) Common Shares, no par value
(Title of Class of Securities) 89346D107
(CUSIP Number) James J. Moloney Gibson, Dunn & Crutcher LLP 4 Park Plaza Irvine, CA 92614 (949) 451-3800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89346D107	13D	Page 2 of 16 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LSP Penn Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 13,520,200
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,520,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,520,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 3 of 16 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LSP Penn Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 13,520,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,520,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,520,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 4 of 16 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LS Power Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 13,520,200
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,520,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,520,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 5 of 16 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LS Power Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 13,520,200
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,520,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,520,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 6 of 16 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Luminus Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 13,520,200
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,520,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,520,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 7 of 16 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Luminus Asset Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 13,520,200
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,520,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,520,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 8 of 16 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Luminus Energy Partners Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 13,520,200
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,520,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,520,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 9 of 16 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Shares, no par value (the “Shares”), of TransAlta Corporation, a corporation incorporated under the Canada Business Corporations Act (the “Issuer”).

The address of the Issuer’s principal executive offices is 110-12th Avenue S.W., Box 1900, Station “M,” Calgary, Alberta, T2P 2M1.

Item 2. Identity and Background.

This Schedule 13D is being filed by LS Power Partners, L.P. (“LS Power”), LS Power Equity Partners, L.P. (“LS Partners”), LS Power Equity Partners PIE I, L.P. (“LS Partners PIE”), LSP Penn EB I, Ltd. (“LSP EB”), LSP Penn Holdings, LLC (“LSP Holdings”), LS Power Partners II, L.P. (“LS Power II”), LS Power Equity Partners II, L.P. (“LS Partners II”), LS Power Equity Partners II PIE, L.P. (“LS Partners PIE II”), LSP Penn EB II, Ltd. (“LSP EB II”), LSP Penn Holdings II, LLC (“LSP Holdings II”), Luminus Management, LLC (“Luminus Management”), Luminus Asset Partners, L.P. (“Luminus Asset Partners”) and Luminus Energy Partners Master Fund, Ltd. (“Luminus Energy Fund”) pursuant to their agreement to the joint filing of this Schedule 13D (the “Joint Filing Agreement,” attached hereto as Exhibit 7.1).

LS Power, LS Partners, LS Partners PIE, LSP EB, LSP Holdings, LS Power II, LS Partners II, LS Partners PIE II, LSP EB II and LSP Holdings II are together referred to herein as the “LS Power Entities.” Luminus Management, Luminus Asset Partners and Luminus Energy Fund are together referred to herein as the “Luminus Entities.” The LS Power Entities and the Luminus Entities are together referred to herein as the “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.”

LS Power is the general partner of each of LS Partners and LS Partners PIE. LS Partners PIE owns 100% of LSP EB. LS Partners, LS Partners PIE and LSP EB are together the members of LSP Holdings. LSP Holdings is the record owner of 4,877,370 Shares. Due to their relationship with LSP Holdings, each of LS Power, LS Partners, LS Partners PIE and LSP EB may be deemed to have shared voting and investment power with respect to the Shares beneficially owned by LSP Holdings. As such, LS Power, LS Partners, LS Partners PIE and LSP EB may be deemed to have shared beneficial ownership of the Shares of which LSP Holdings is the owner. Each of LS Power, LS Partners, LS Partners PIE and LSP EB, however, disclaims beneficial ownership of such Shares.

LS Power II is the general partner of each of LS Partners II and LS Partners PIE II. LS Partners PIE II owns 100% of LSP EB II. LS Partners II, LS Partners PIE II and LSP EB II are together the members of LSP Holdings II. LSP Holdings II is the record owner of 4,877,370 Shares. Due to their relationship with LSP Holdings II, each of LS Power II, LS Partners II, LS Partners PIE II and LSP EB II may be deemed to have shared voting and investment power with respect to the Shares beneficially owned by LSP Holdings II. As such, LS Power II, LS Partners II, LS Partners PIE II and LSP EB II may be deemed to have shared beneficial ownership of the Shares of which LSP Holdings II is the owner. Each of LS Power II, LS Partners II, LS Partners PIE II and LSP EB II, however, disclaims beneficial ownership of such Shares.

CUSIP No. 89346D107	13D	Page 10 of 16 Pages

Luminus Management is the manager of Luminus Asset Partners. Luminus Asset Partners is the record owner of 653,540 Shares. Due to its relationship with Luminus Asset Partners, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus Asset Partners. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus Asset Partners is the owner. Luminus Management, however, disclaims beneficial ownership of such Shares.

Luminus Management is the manager of Luminus Energy Fund. Luminus Energy Fund is the record owner of 3,091,920 Shares. Due to its relationship with Luminus Energy Fund, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares owned by Luminus Energy Fund. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus Energy Fund is the owner. Luminus Management, however, disclaims beneficial ownership of such Shares.

James Bartlett directly (through his positions) or indirectly through one or more intermediaries, may be deemed to control the LS Power Entities and have shared voting and investment power with respect to the Shares owned by LSP Holdings and LSP Holdings II. As such, Mr. Bartlett may be deemed to have shared beneficial ownership of the Shares owned by LSP Holdings and LSP Holdings II. Mr. Bartlett, however, disclaims beneficial ownership of such Shares. Mr. Bartlett’s current principal occupation is president of LS Power, LSP Holdings, LS Power II and LSP Holdings II.

Paul Segal directly (whether through ownership interest or position) may be deemed to control the Luminus Entities and have shared voting and investment power with respect to the Shares owned by Luminus Asset Partners and Luminus Energy Fund. As such, Mr. Segal may be deemed to have shared beneficial ownership of the Shares owned by Luminus Asset Partners and Luminus Energy Fund. Mr. Segal, however, disclaims beneficial ownership of such Shares. Mr. Segal’s current principal occupation is president of Luminus Management and Luminus Asset Partners and director of Luminus Energy Fund.

Each Reporting Person, other than Luminus Energy Fund, LSP EB and LSP EBII, is organized in the state of Delaware. Luminus Energy Fund is organized under the laws of Bermuda. LSP EB and LSP EBII are organized under the laws of the Cayman Islands. The principal business of each Reporting Person is to engage in the business of investing in securities and other investment opportunities. The principal business address of each Reporting Person is 1700 Broadway, 35th Floor, New York, NY 10019.

During the last five years, none of the Reporting Persons or any of the natural persons described in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 89346D107	13D	Page 11 of 16 Pages

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 13,520,200 Shares, as detailed in Item 5. The aggregate purchase price for such shares was $344,999,992 (exclusive of brokerage commissions and fees), which amount has come, (1) with respect to the LS Power Entities, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business at Goldman, Sachs & Co, and, (2) with respect to the Luminus Entities, from working capital.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of business because they believed the shares to be undervalued in the market. The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, engage in discussions with management and the Board of Directors of the Issuer concerning the business and the future plans of the Issuer generally, and with regard to strategies and potential transactions to maximize shareholder value, change their intentions, acquire additional securities of the Issuer, or sell some or all of their Shares, on the open market, in privately negotiated transactions or otherwise. The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
LSP Penn Holdings, LLC	0	13,520,200	13,520,200	6.7%

LSP Penn Holdings II, LLC	0	13,520,200	13,520,200	6.7%

LS Power Partners, L.P.	0	13,520,200	13,520,200	6.7%

LS Power Partners II, L.P.	0	13,520,200	13,520,200	6.7%

Luminus Management, LLC	0	13,520,200	13,520,200	6.7%

Luminus Asset Partners, L.P.	0	13,520,200	13,520,200	6.7%

Luminus Energy Partners Master Fund, Ltd.	0	-13,520,200	13,520,200	6.7%

CUSIP No. 89346D107	13D	Page 12 of 16 Pages

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group,” which “group” may be deemed to beneficially own an aggregate of 13,520,200 Shares, representing approximately 6.7% of the outstanding Shares. The percentages used herein are based on the 202,425,079 Shares reported to be issued and outstanding as of December 31, 2006 by the Issuer in its Annual Report on Form 40-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 16, 2007.

(c) All transactions in the Shares effected during the past 60 days by the Reporting Persons are set forth in Annex A, attached to this Schedule 13D and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have orally agreed to co-invest in the Issuer (the “Co-Investment Agreement”). Due to the Co-Investment Agreement, such parties may be deemed to share beneficial ownership over the Shares held by one another. Each of the Reporting Persons, however, disclaims beneficial ownership over the Shares held by all other Reporting Persons.

Item 7. Material To Be Filed As Exhibits.

Exhibit No.	Description
7.1	Joint Filing Agreement, dated July 6, 2007 (filed herewith).

7.2	Power of Attorney, dated July 6, 2007 (filed herewith).

CUSIP No. 89346D107	13D	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2007

LSP Penn Holdings, LLC

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

LSP Penn Holdings II, LLC

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

LS Power Partners, L.P.

By:	/s/ James Bartlett
Name: James Bartlett
Title: President

LS Power Partners II, L.P.

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

Luminus Management, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Asset Partners, L.P.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	Director

CUSIP No. 89346D107	13D	Page 14 of 16 Pages

ANNEX A TO SCHEDULE 13D

Party Effecting Transaction	Date	Buy / Sell	Quantity	Average Price ($)[1]	Currency
Luminus Asset Partners, LP	5/1/2007	BUY	1,700	23.6743	USD
Luminus Asset Partners, LP	5/2/2007	BUY	10,100	23.8376	USD
Luminus Asset Partners, LP	5/3/2007	BUY	12,100	24.0525	USD
Luminus Asset Partners, LP	5/7/2007	BUY	16,500	24.1196	USD
Luminus Asset Partners, LP	5/8/2007	BUY	13,700	24.1642	USD
Luminus Asset Partners, LP	5/9/2007	BUY	33,100	24.0931	USD
Luminus Asset Partners, LP	5/10/2007	BUY	42,000	24.2101	USD
Luminus Asset Partners, LP	5/11/2007	BUY	72,300	24.1374	USD
Luminus Asset Partners, LP	5/14/2007	BUY	43,400	24.7224	USD
Luminus Asset Partners, LP	5/15/2007	BUY	74,000	24.9045	USD
Luminus Asset Partners, LP	5/18/2007	BUY	400	25.1128	USD
Luminus Asset Partners, LP	5/22/2007	BUY	23,200	25.9890	USD
Luminus Asset Partners, LP	5/24/2007	BUY	150,000	26.0826	USD
Luminus Asset Partners, LP	5/29/2007	BUY	1,800	26.2167	USD
Luminus Asset Partners, LP	5/30/2007	BUY	5,600	26.1228	USD
Luminus Asset Partners, LP	5/31/2007	BUY	7,600	26.4137	USD
Luminus Asset Partners, LP	6/4/2007	BUY	17,000	26.6229	USD
Luminus Asset Partners, LP	6/5/2007	BUY	5,400	26.3091	USD
Luminus Asset Partners, LP	6/6/2007	BUY	9,500	26.1819	USD
Luminus Asset Partners, LP	6/7/2007	BUY	5,500	25.9125	USD
Luminus Asset Partners, LP	6/8/2007	SELL	500	27.0067	CAD
Luminus Asset Partners, LP	6/8/2007	BUY	3,300	25.4478	USD
Luminus Asset Partners, LP	6/12/2007	BUY	800	24.9476	USD
Luminus Asset Partners, LP	6/13/2007	BUY	600	25.0499	USD
Luminus Asset Partners, LP	6/14/2007	BUY	1,400	25.3229	USD
Luminus Asset Partners, LP	6/15/2007	BUY	200	25.3269	USD
Luminus Asset Partners, LP	6/18/2007	BUY	7,600	25.6630	USD
Luminus Asset Partners, LP	6/19/2007	BUY	19,400	25.6721	USD
Luminus Asset Partners, LP	6/20/2007	BUY	6,800	25.4140	USD
Luminus Asset Partners, LP	6/22/2007	BUY	400	24.8892	USD
Luminus Asset Partners, LP	6/25/2007	BUY	3,000	24.9018	USD
Luminus Asset Partners, LP	6/26/2007	BUY	300	24.6455	USD
Luminus Asset Partners, LP	6/26/2007	BUY	13,500	24.6455	USD
Luminus Asset Partners, LP	6/27/2007	BUY	9,500	24.6232	USD
Luminus Asset Partners, LP	6/28/2007	BUY	24,000	25.0643	USD
Luminus Asset Partners, LP	6/29/2007	BUY	240	24.8862	USD
Luminus Asset Partners, LP	7/3/2007	BUY	4,500	25.5806	USD
Luminus Asset Partners, LP	7/5/2007	BUY	4,700	26.3089	USD
Luminus Asset Partners, LP	7/6/2007	BUY	9,000	27.3959	USD
Luminus Asset Partners, LP	7/6/2007	SELL	100	28.1295	USD
Luminus Energy Partners Master Fund, Ltd.	5/1/2007	BUY	10,100	23.6743	USD
Luminus Energy Partners Master Fund, Ltd.	5/2/2007	BUY	59,900	23.8376	USD
Luminus Energy Partners Master Fund, Ltd.	5/3/2007	BUY	71,900	24.0525	USD
Luminus Energy Partners Master Fund, Ltd.	5/7/2007	BUY	97,700	24.1196	USD
Luminus Energy Partners Master Fund, Ltd.	5/8/2007	BUY	81,000	24.1642	USD
Luminus Energy Partners Master Fund, Ltd.	5/9/2007	BUY	195,600	24.0931	USD
Luminus Energy Partners Master Fund, Ltd.	5/10/2007	BUY	248,500	24.2101	USD

[1]	Net of brokerage fees and commissions.

CUSIP No. 89346D107	13D	Page 15 of 16 Pages

Luminus Energy Partners Master Fund, Ltd.	5/11/2007	BUY	427,700	24.1374	USD
Luminus Energy Partners Master Fund, Ltd.	5/14/2007	BUY	256,600	24.7224	USD
Luminus Energy Partners Master Fund, Ltd.	5/15/2007	BUY	437,700	24.9045	USD
Luminus Energy Partners Master Fund, Ltd.	5/18/2007	BUY	2,100	25.1128	USD
Luminus Energy Partners Master Fund, Ltd.	5/22/2007	BUY	136,800	25.9890	USD
Luminus Energy Partners Master Fund, Ltd.	5/24/2007	BUY	150,000	26.0826	USD
Luminus Energy Partners Master Fund, Ltd.	5/25/2007	BUY	100	28.3100	CAD
Luminus Energy Partners Master Fund, Ltd.	5/29/2007	BUY	9,900	26.2167	USD
Luminus Energy Partners Master Fund, Ltd.	5/30/2007	BUY	31,900	26.1228	USD
Luminus Energy Partners Master Fund, Ltd.	5/31/2007	BUY	43,200	26.4137	USD
Luminus Energy Partners Master Fund, Ltd.	6/4/2007	BUY	97,000	26.6229	USD
Luminus Energy Partners Master Fund, Ltd.	6/5/2007	BUY	30,200	26.3091	USD
Luminus Energy Partners Master Fund, Ltd.	6/6/2007	BUY	54,300	26.1819	USD
Luminus Energy Partners Master Fund, Ltd.	6/7/2007	BUY	30,500	25.9125	USD
Luminus Energy Partners Master Fund, Ltd.	6/8/2007	SELL	2,300	27.0067	CAD
Luminus Energy Partners Master Fund, Ltd.	6/8/2007	BUY	18,300	25.4478	USD
Luminus Energy Partners Master Fund, Ltd.	6/12/2007	BUY	4,800	24.9476	USD
Luminus Energy Partners Master Fund, Ltd.	6/13/2007	BUY	3,400	25.0499	USD
Luminus Energy Partners Master Fund, Ltd.	6/14/2007	BUY	8,200	25.3229	USD
Luminus Energy Partners Master Fund, Ltd.	6/15/2007	BUY	1,300	25.3269	USD
Luminus Energy Partners Master Fund, Ltd.	6/18/2007	BUY	43,600	25.6630	USD
Luminus Energy Partners Master Fund, Ltd.	6/19/2007	BUY	110,800	25.6721	USD
Luminus Energy Partners Master Fund, Ltd.	6/20/2007	BUY	39,000	25.4140	USD
Luminus Energy Partners Master Fund, Ltd.	6/22/2007	BUY	2,700	24.8892	USD
Luminus Energy Partners Master Fund, Ltd.	6/25/2007	BUY	17,000	24.9018	USD
Luminus Energy Partners Master Fund, Ltd.	6/26/2007	BUY	2,000	24.6455	USD
Luminus Energy Partners Master Fund, Ltd.	6/26/2007	BUY	76,500	24.6455	USD
Luminus Energy Partners Master Fund, Ltd.	6/27/2007	BUY	53,400	24.6232	USD
Luminus Energy Partners Master Fund, Ltd.	6/28/2007	BUY	136,200	25.0643	USD
Luminus Energy Partners Master Fund, Ltd.	6/29/2007	BUY	1,320	24.8862	USD
Luminus Energy Partners Master Fund, Ltd.	7/3/2007	BUY	25,200	25.5806	USD
Luminus Energy Partners Master Fund, Ltd.	7/5/2007	BUY	26,700	26.3089	USD
Luminus Energy Partners Master Fund, Ltd.	7/6/2007	BUY	51,600	27.3959	USD
Luminus Energy Partners Master Fund, Ltd.	7/6/2007	SELL	500	28.1295	USD
LSP Penn Holdings, LLC	5/29/2007	BUY	52,550	26.2167	USD
LSP Penn Holdings, LLC	5/30/2007	BUY	169,050	26.1228	USD
LSP Penn Holdings, LLC	5/31/2007	BUY	228,550	26.4137	USD
LSP Penn Holdings, LLC	6/1/2007	BUY	38,100	26.7140	USD
LSP Penn Holdings, LLC	6/4/2007	BUY	513,400	26.6229	USD
LSP Penn Holdings, LLC	6/5/2007	BUY	160,000	26.3091	USD
LSP Penn Holdings, LLC	6/6/2007	BUY	287,300	26.1819	USD
LSP Penn Holdings, LLC	6/7/2007	BUY	161,700	25.9125	USD
LSP Penn Holdings, LLC	6/8/2007	SELL	12,200	27.0067	CAD
LSP Penn Holdings, LLC	6/8/2007	BUY	96,800	25.4478	USD
LSP Penn Holdings, LLC	6/12/2007	BUY	25,200	24.9476	USD
LSP Penn Holdings, LLC	6/13/2007	BUY	18,000	25.0499	USD
LSP Penn Holdings, LLC	6/13/2007	SELL	400	27.2000	CAD
LSP Penn Holdings, LLC	6/14/2007	BUY	43,200	25.3229	USD
LSP Penn Holdings, LLC	6/15/2007	BUY	6,700	25.3269	USD
LSP Penn Holdings, LLC	6/18/2007	BUY	230,800	25.6630	USD
LSP Penn Holdings, LLC	6/19/2007	BUY	586,400	25.6721	USD
LSP Penn Holdings, LLC	6/20/2007	BUY	206,600	25.4140	USD
LSP Penn Holdings, LLC	6/22/2007	BUY	14,300	24.8892	USD
LSP Penn Holdings, LLC	6/25/2007	BUY	90,000	24.9018	USD
LSP Penn Holdings, LLC	6/26/2007	BUY	10,500	24.6455	USD
LSP Penn Holdings, LLC	6/26/2007	BUY	405,000	24.6455	USD
LSP Penn Holdings, LLC	6/27/2007	BUY	282,800	24.6232	USD
LSP Penn Holdings, LLC	6/28/2007	BUY	720,900	25.0643	USD

CUSIP No. 89346D107	13D	Page 16 of 16 Pages

LSP Penn Holdings, LLC	6/29/2007	BUY	7,020	24.8862	USD
LSP Penn Holdings, LLC	7/3/2007	BUY	133,600	25.5806	USD
LSP Penn Holdings, LLC	7/5/2007	BUY	141,100	26.3089	USD
LSP Penn Holdings, LLC	7/6/2007	BUY	273,100	27.3959	USD
LSP Penn Holdings, LLC	7/6/2007	SELL	2,700	28.1295	USD
LSP Penn Holdings II, LLC	5/29/2007	BUY	52,550	26.2167	USD
LSP Penn Holdings II, LLC	5/30/2007	BUY	169,050	26.1228	USD
LSP Penn Holdings II, LLC	5/31/2007	BUY	228,550	26.4137	USD
LSP Penn Holdings II, LLC	6/1/2007	BUY	38,100	26.7140	USD
LSP Penn Holdings II, LLC	6/4/2007	BUY	513,400	26.6229	USD
LSP Penn Holdings II, LLC	6/5/2007	BUY	160,000	26.3091	USD
LSP Penn Holdings II, LLC	6/6/2007	BUY	287,300	26.1819	USD
LSP Penn Holdings II, LLC	6/7/2007	BUY	161,700	25.9125	USD
LSP Penn Holdings II, LLC	6/8/2007	SELL	12,200	27.0067	CAD
LSP Penn Holdings II, LLC	6/8/2007	BUY	96,800	25.4478	USD
LSP Penn Holdings II, LLC	6/12/2007	BUY	25,200	24.9476	USD
LSP Penn Holdings II, LLC	6/13/2007	BUY	18,000	25.0499	USD
LSP Penn Holdings II, LLC	6/13/2007	SELL	400	27.2000	CAD
LSP Penn Holdings II, LLC	6/14/2007	BUY	43,200	25.3229	USD
LSP Penn Holdings II, LLC	6/15/2007	BUY	6,700	25.3269	USD
LSP Penn Holdings II, LLC	6/18/2007	BUY	230,800	25.6630	USD
LSP Penn Holdings II, LLC	6/19/2007	BUY	586,400	25.6721	USD
LSP Penn Holdings II, LLC	6/20/2007	BUY	206,600	25.4140	USD
LSP Penn Holdings II, LLC	6/22/2007	BUY	14,300	24.8892	USD
LSP Penn Holdings II, LLC	6/25/2007	BUY	90,000	24.9018	USD
LSP Penn Holdings II, LLC	6/26/2007	BUY	10,500	24.6455	USD
LSP Penn Holdings II, LLC	6/26/2007	BUY	405,000	24.6455	USD
LSP Penn Holdings II, LLC	6/27/2007	BUY	282,800	24.6232	USD
LSP Penn Holdings II, LLC	6/28/2007	BUY	720,900	25.0643	USD
LSP Penn Holdings II, LLC	6/29/2007	BUY	7,020	24.8862	USD
LSP Penn Holdings II, LLC	7/3/2007	BUY	133,600	25.5806	USD
LSP Penn Holdings II, LLC	7/5/2007	BUY	141,100	26.3089	USD
LSP Penn Holdings II, LLC	7/6/2007	BUY	273,100	27.3959	USD
LSP Penn Holdings II, LLC	7/6/2007	BUY	273,100	27.3959	USD
LSP Penn Holdings II, LLC	7/6/2007	SELL	2,700	28.1295	USD